Exhibit 99.1

Canopy Growth Announces David Klein as New Chief Executive Officer

Mark Zekulin to Step Down Within Current Year as Planned

SMITHS FALLS, ON, Dec. 9, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that effective January 14, 2020, David Klein has been appointed as the Company's Chief Executive Officer.

David brings a wealth of expertise to this role, having served in a number of senior leadership capacities over the past 14 years at Constellation Brands. His capabilities include extensive CPG and beverage alcohol industry experience, strong financial orientation, and experience operating in highly regulated markets in the U.S., Canada, Mexico and Europe. David is an experienced strategist with a deep understanding of how to build enduring consumer brands while leveraging operational scale across a dispersed production footprint. He is a strong leader with a proven track record of developing diverse and high performing teams.

In his current role as executive vice president and chief financial officer at Constellation Brands, David oversees all aspects of the company's finance operations, all mergers and acquisitions, as well as the company's information technology function. He is widely respected among members of the U.S. investment community, earning recognition as a top CFO by Institutional Investor magazine the past three years. David serves as a member of Constellation Brands' executive management committee. He has served on the Canopy Growth Board of Directors for over a year and is presently Canopy Growth's Board Chair. This familiarity with the Company's current leadership team and strategy will allow David to integrate quickly, a major benefit in the fast-moving cannabis sector.

"Canopy Growth sits at the forefront of one of the most exciting new market opportunities in our lifetime," said Klein. "Thanks to the efforts of Mark and the entire team at Canopy Growth, no company is better positioned to win in the emerging cannabis market. I look forward to working with the team to build on the foundation that has been laid, to develop brands that strongly resonate with consumers, and to capture the market opportunity before us. Together we will drive sustainable, industry-leading growth that benefits employees, shareholders and the communities in which we operate."

The appointment of David Klein follows a thorough recruitment process overseen by a special Hiring Committee of the Board using global recruitment company Heidrick & Struggles, which saw a wide variety of exceptional candidates vetted and interviewed. David will step down from all other positions he currently holds, remaining a member of the Canopy Board of Directors. The Company intends to appoint a new Chairperson upon David's effective date as CEO.

Consistent with the previously announced transition plan, with a new CEO identified Mark Zekulin will be stepping down from his role as CEO and resigning his seat on the Board of Directors of Canopy effective December 20, 2019.  As a founding employee of Canopy Growth (then Tweed Marijuana Inc.), Mark was instrumental in building Canopy into what it is today first in the role of President, then President and Co-CEO, and finally as CEO.

"It has been an incredible six years at Canopy Growth, and I have witnessed the team and Company grow from five people in an abandoned chocolate factory, to thousands of people across five continents," said Zekulin. "Canopy today is positioned to win with the resources, infrastructure, team, and award-winning culture needed to succeed. It has truly been an honour to be part of building a unique, Canadian success story like Canopy, and I look forward to seeing the Company continue to evolve and grow under David's leadership."

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to leadership changes and transitions. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Examples of such risks are contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Canopy Growth Announces David Klein as New Chief Executive Officer (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 06:30e 09-DEC-19